Global Mofy Metaverse Ltd.

No. 102, 1st Floor, No. A12, Xidian Memory Cultural and Creative Town

Gaobeidian Township, Chaoyang District, Beijing

People’s Republic of China

May 2, 2022

Via Edgar Correspondence

Mr. Edwin Kim

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Global Mofy Metaverse Ltd. Draft Registration Statement on Form F-1 Submitted March 4, 2022 CIK No. 0001913749

Dear Mr. Kim,

This letter is in response to the letter dated April 8, 2022, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Global Mofy Metaverse Ltd. (the “Company”, “we”, and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended draft registration statement on Form F-1 (the “Amendment No. 1 to Draft Registration Statement”) is being submitted to accompany this letter.

Draft Registration Statement on Form F-1 Submitted March 4, 2022

Prospectus Cover Page, page 1

1. Please disclose prominently on the prospectus cover page whether the VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised the cover page in the Amendment No. 1 to Draft Registration Statement to disclose prominently that the VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies.

2. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised the cover page in the Amendment No. 1 to Draft Registration Statement to address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact our ability to conduct the business, accept foreign investments, or list on a U.S. or other foreign exchange.

3. Clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as “we” or “our” when describing activities or functions of a VIE. For example, disclose, if true, that your subsidiaries and/or the VIE conduct operations in China, that the VIE is consolidated for accounting purposes but is not an entity in which you own equity, and that the holding company does not conduct operations. Disclose clearly the entity (including the domicile) in which investors are purchasing an interest.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised and highlighted on the cover page in the Amendment No. 1 to Draft Registration Statement to disclose that our subsidiaries and/or the VIE conduct operations in China, that the VIE is consolidated for accounting purposes but is not an entity in which the investors own equity, and that the holding company does not conduct operations. Also, we have disclosed clearly the entity (including the domicile) in which investors are purchasing an interest. Further, we respectfully advise the Staff that we have disclosed on the cover page how we refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. We have refrained from using “we” or “our” and specifically stated the entity name when it is a party of an agreement, an entity owns the property, and/or conduct the operations, such as the references in “Intellectual Property” section starting from page 92.

4. With respect to your description of how cash is transferred through your organization, provide cross-references to the condensed consolidating schedule and the consolidated financial statements.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that with respect to our description of how cash is transferred through our organization, we have provided cross-references to the condensed consolidating schedule and the consolidated financial statements on the cover page in the Amendment No. 1 to Draft Registration Statement.

Prospectus Summary

Overview, page 2

5. Please clarify the basis for your belief that you are one of the leading digital asset banks in China. If this assertion is based on the size of the bank and/or you have the largest digital asset bank for 3D objects, please clarify and identify the sources for any ranking.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised page 2 in the Amendment No. 1 to Draft Registration Statement to clarify that according to the report from Frost & Sullivan, we are one of the leading digital asset banks in China based on the size of the bank, which means we have one of the largest digital asset banks for 3D objects in China.

6. Where you refer to the terms “digital asset bank” and “digital assets” please clarify whether you are referring only to 3D objects and items that can be licensed or sold for use in virtual environment or to a broader scope of items.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised pages 2, 78 and 89 in the Amendment No. 1 to Draft Registration Statement to clarify that where we refer to our digital assets, which build up our digital asset bank, mainly consist of high precision 3D renders of scenes, characters, objects and, items that can be licensed for use in virtual environment.

7. Please identify the PRC resident referenced on page 6 that has not completed the Circular 37 Registration, specify the number of shares this individual owns, and clarify the impact of failing to complete the registration prior to the close of the IPO.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised pages 7, 39, and 82 in the Amendment No. 1 to Draft Registration Statement to disclose that Zhenquan Ren is the PRC resident that has not completed the Circular 37 Registration. Mr. Ren owns 210,940 shares, which is 4.1% of the Company’s issued and outstanding shares. The Chinese resident shareholders’ failure to comply with Circular 37 registration would not impose penalties on our Company, while it may result in restrictions being imposed on part of foreign exchange activities of the offshore special purpose vehicles, including restrictions on its ability to receive registered capital as well as additional capital from Chinese resident shareholders who fail to complete Circular 37 registration; and repatriation of profits and dividends derived from special purpose vehicles to China, by the Chinese resident shareholders who fail to complete Circular 37 registration, are also illegal. In addition, the failure of the Chinese resident shareholders to complete Circular 37 registration may subject each of the shareholders to fines less than RMB50,000.

8. We note your disclosure that the Cayman Islands holding company controls and receives the economic benefits of the VIE’s business operations through contractual agreements between the VIE and your Wholly Foreign-Owned Enterprise (WFOE) and that those agreements are designed to provide your WFOE with the power, rights, and obligations equivalent in all material respects to those it would possess as the principal equity holder of the VIE. We also note your disclosure that the Cayman Islands holding company is the primary beneficiary of the VIE. However, neither the investors in the holding company nor the holding company itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIE. Accordingly, please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIE. Any references to control or benefits that accrue to you because of the VIE should be limited to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP. Additionally, your disclosure should clarify that you are the primary beneficiary of the VIE for accounting purposes. Please also disclose, if true, that the VIE agreements have not been tested in a court of law.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised pages 4 and 79 under “Corporate History and Structure” section in the Amendment No. 1 to Draft Registration Statement to refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIE. Any references to control or benefits that accrue to us because of the VIE have been limited to a clear description of the conditions we have satisfied for consolidation of the VIE under U.S. GAAP. Additionally, we have revised our disclosure to clarify that we are the primary beneficiary of the VIE for accounting purposes and disclose that the VIE agreements have not been tested in a court of law.

9. In your summary of risk factors, disclose with more specificity the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in Chinabased issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised the “summary of risk factors” section starting from page 9 in the Amendment No. 1 to Draft Registration Statement to disclose with more specificity the risks that our corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, we have provided each risk with cross-references to the more detailed discussion of these risks in the prospectus.

10. Disclose each permission or approval that you, your subsidiaries, or the VIEs are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. Specifically, identify each of the permissions you have obtained, as referenced in the first sentence on page 14. State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve the VIE’s operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised page 14 under “Regulatory Permission” section in the Amendment No. 1 to Draft Registration Statement to disclose that business licenses of the VIEs are the only permissions that we, our subsidiaries, or the VIEs are required to obtain from Chinese authorities to operate our business. All of the VIEs have received the business licenses. Also, we respectfully advise the Staff that we, our subsidiaries, and the VIEs are not required to obtain permission from Chinese authorities to issue these securities to foreign investors based on the PRC laws, regulations and rules currently in effect. We, our subsidiaries, or VIEs are not covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency. Finally, we have disclosed that if we inadvertently conclude that such approval is not required, fail to obtain and maintain such approvals, licenses or permits required for our business, or fail to respond to changes in the regulatory environment, we or the VIEs could be subject to liabilities, penalties and operational disruption, which may materially and adversely affect our business, operating results, financial condition and the value of our ordinary shares, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless.

11. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries and/or the consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised page 12 under “Transfer of Cash Through Our Organization” section in the Amendment No. 1 to Draft Registration Statement to describe any restrictions on foreign exchange and our ability to transfer cash between entities, across borders, and to U.S. investors. Also, we have described any restrictions and limitations on our ability to distribute earnings from the company, including our subsidiaries and/or the consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.

12. Revise the diagram of the company’s corporate structure so that it is larger and more legible. Describe all contracts and arrangements through which you claim to have economic rights and exercise control that results in consolidation of the VIE’s operations and financial results into your financial statements. Identify clearly the entity in which investors are purchasing their interest and the entity(ies) in which the company’s operations are conducted. Additionally, revise to more clearly distinguish between the relevant contractual agreements between the entities and direct ownership. Disclose the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to legal uncertainties and jurisdictional limits.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised the diagram of the company’s corporate structure on pages 4 and 79 in the Amendment No. 1 to Draft Registration Statement. We respectfully advise the Staff that we have described all VIE agreements which we claim to have economic rights and exercise control on page 5 under “The VIE Agreements” section. Also, we have identified clearly the entity in which investors are purchasing their interest and the entities in which the company’s operations are conducted. Additionally, we have revised to more clearly distinguish between the relevant contractual agreements between the entities and direct ownership. Finally, we have disclosed the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to legal uncertainties and jurisdictional limits.

Selected Condensed Consolidated Financial Schedules, page 17

13. We note that Global Mofy HK was incorporated on October 21, 2021 as the whollyowned subsidiary of Global Cayman and is currently not engaging in any active business and merely acting as a holding company. We also note that Global Mofy WFOE was incorporated on December 9, 2021 and “In preparation for listing in a stock market of the United States of America, the Company underwent a reorganization through entering into various contractual arrangements (the “Contractual Arrangements”), which, effective from January 05, 2022, between Global Mofy WFOE, Global Mofy China and their respective equity holders”. Please revise your schedules and roll-forward table to include zeros for the Parent’s “Share of income/(loss) from VIE and VIE’s Subsidiaries” and Parent’s “Equity in VIE and VIE’s Subsidiaries through VIE agreements” and remove the elimination adjustments since Global Mofy China was not a VIE as of September 30, 2021. The VIE inception date appears to be January 5, 2022. In this respect, the Parent should not show any investment or share of income/(loss) from VIE and VIE’s Subsidiaries until commencement of the contractual arrangements with the VIEs. Please add footnote disclosures to explain why the schedules do not include any Parent investment or share of income/(loss) from VIE and VIE’s Subsidiaries.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised the schedules to present zeros for the Parent’s “Share of income/(loss) from VIE and VIE’s Subsidiaries” and Parent’s “Equity in VIE and VIE’s Subsidiaries through VIE agreements”, removed the elimination adjustments, removed the roll-forward table accordingly, and added the footnote disclosures to explain the reason why the schedules do not include any Parent investment or share of income/(loss) from VIE and VIE’s Subsidiaries starting from page 18 under the “Selected Condensed Consolidating Financial Schedules” section in the Amendment No. 1 to Draft Registration Statement.

14. We note your presentation of Selected Condensed Consolidated Financial Schedules. Please revise your applicable disclosures to “Selected Condensed Consolidating Financial Schedules” instead of “Selected Condensed Consolidated Financial Schedules.”

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised the disclosure to “Selected Condensed Consolidating Financial Schedules” instead of “Selected Condensed Consolidated Financial Schedules” on page 18 in the Amendment No. 1 to Draft Registration Statement.

The Offering, page 19

15. On page 20 you refer to your lock-up agreement applying to your officers, directors, and 5% or more beneficial shareholders. However, on pages 56 and 132 you reference that all of your existing shareholders are subject to the lock-up agreement. Please clarify.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised pages 57 and 136 in the Amendment No. 1 to Draft Registration Statement to clarify that our lock-up agreement applying to our officers, directors, and 5% or more beneficial shareholders.

Risk Factors, page 21

16. In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised page 26 under “Risk Factors – Risks Related to Doing Business in China – The Chinese government exerts substantial influence over the manner in which we must conduct our business activities. We are currently not required to obtain approval from Chinese authorities to list on U.S exchanges, however, if our subsidiaries or the holding company were required to obtain approval in the future and were denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, which would materially affect the interest of the investors” in the Amendment No. 1 to Draft Registration Statement to explain how the oversight by the CAC over data security impacts our business and our offering and we believe that we are compliant with the regulations or policies that have been issued by the CAC to date according to our PRC counsel, Jiangsu Junjin Law Firm.

Management’s Discussion and Analysis of Our Financial Condition and Results of Operations

Results of Operations

Results of Operations, page 67

17. We note that the digital marketing revenues are recognized over the service period of the purchase order, which is based on specific action (i.e. cost per mile “CPM” or cost per action “CPA”) for online display. Please tell us your consideration of disclosing the number of clicks or views and the CPM or CPA for each period presented. Price and volume disclosures such as the number of clicks or views and cost per CPM or CPA including an analysis of any trends or uncertainties appears to be important information necessary to understanding your result of operations. We refer you to Item 5A. of the Instructions to Form 20-F and Section III.B of SEC Release 33-8350.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we revised the disclosure here and there to remove the pricing model of cost per action “CPA” for online display as we only utilized the cost per mile “CPM” pricing model for digital marketing services. We also have revised to disclose the price and volume of the views for the period presented on page 70 in the Amendment No. 1 to Draft Registration Statement. Our pricings could vary based on many factors, including negotiation, the customer’s industry status, competitiveness in the regional market, and past relationship with the customer. In addition, it is difficult to evaluate our performance or analyze trends based on historical data because we just launched our digital marketing business from the first quarter of 2021. Also, it is uncertain whether our average price per mille and number of mille views will remain stable in the future.

Our Products and Services, page 84

18. Provide a more thorough description of who your suppliers are and what they are supplying. Additionally, given that your business is substantially dependent on your collaboration with your suppliers, disclose the material terms of your agreements with your three largest suppliers and file the agreements as exhibits to your registration statement.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised page 91 under “Our Suppliers” section in the Amendment No. 1 to Draft Registration Statement to provide a description of who our suppliers are and what they are supplying. Also, we have revised to disclose the material terms of our agreements with our three largest suppliers and file a form of agreement with the suppliers as exhibit 10.13 to our registration statement.

19. Clarify to what extent your Virtual Technology Service and Mofy Lab depend on the sales or lease of hardware such as scanners.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised page 90 under “Our Technology” section in the Amendment No. 1 to Draft Registration Statement to clarify that when we transfer physical objects into 3D digital assets in the Mofy Lab, hardware devices, such as, scanners owned by Global Mofy China, are required for majority of these 3D digital assets.

20. With respect to your Digital Marketing Services, please clarify how your services are differentiated from other digital marketing providers. For example, clarify if your services focus only on 3D-related or Metaverse-related digital marketing services. Further, clarify how your “content planning, technical services and content production assistance” for advertisers differs from your Digital Technology Service, and quantify the portion of your Digital Marketing Services and revenue that derives from advertising placement.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised on pages 2, 67, 78, and 88 to disclose that we provide advertisement production and promotion services to customers with integrated digital marketing services from content planning, technical services and content production assistance to omni-channel online placement. Technical services under advertisement production uses the same technologies with our virtual technology service. For content planning and content production, unlike focusing on the storyline under virtual technology service, we focus on the promotion products provided by the digital marketing customers under advertisement production. We consider that both of the advertisement production and promotion services are highly interrelated and not separately identifiable. The advertisement production and promotion services are significantly affected by each other since we are not be able to fulfill the promise by transferring the advertisement production and promotion services independently. We are providing a single package service with a combined output for the customer. It is not practical to quantify the portion of revenue from our advertisement production and revenue that derives from advertising placement/promotion services.

Intellectual Property, page 88

21. On pages 47 and 88 you state that the “main line of business of Global Mofy China will be the digital asset development and others in the future.” Describe what is meant by “others in the future.” Additionally, clarify whether you consider the 7,000 3D digital assets as intellectual property, and if so, describe the corresponding ownership structure (i.e. whether you or if your clients created them through the conversion process of real-world objects). If applicable, clarify whether the digital assets are protected under PRC-based or international intellectual property laws or copyrights.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised on pages 48 and 92 in the Amendment No. 1 to Draft Registration Statement to state that “Digital asset development” refers to the development and licensing of Global Mofy China’s 3D digital assets. “Others” refers to licensing our customers the right to use the works copyrights Global Mofy China currently owns. We’ve also revised page 89 under “Business – Our Products and Services – Digital Asset Development and Others”” section to further clarify this business line. Additionally, we respectfully advise the Staff that we have revised on page 92 in the Amendment No. 1 to Draft Registration Statement to disclose that we convert and create these 3D digital assets from real-world objects using our hardware and software in the Mofy Lab and therefore we have ownership over these assets. Currently, these 3D digital assets are not registered under any PRC laws or international intellectual property laws. Although these 3D digital assets are not registered, they are still protected under the PRC copyrights laws. We plan to register these 3D digital assets using part of the IPO proceeds.

Foreign Private Issuer Exemption, page 104

22. We note your intention to comply with the Nasdaq corporate governance rules applicable to foreign private issuers, which permit you to follow certain corporate governance rules that conform to the Cayman Islands requirements in lieu of many of the Nasdaq corporate governance rules applicable to U.S. companies. Specify each Nasdaq corporate governance requirement applicable to U.S. companies that you will not follow and explain how each differs from the Cayman Islands requirements.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised page 108 in the Amendment No. 1 to Draft Registration Statement to disclose that we intend to follow every Nasdaq corporate governance requirements applicable to U.S. companies and explain how each differs from the Cayman Islands requirements.

Related Party Transactions, page 107

23. We note the discussion of certain debt agreements that involve personal guarantees by related parties on pages F-23, F-24, and F-27. Revise to include related party disclosure of these agreements, or advise as to why such disclosure is not required.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised page 112 in the Amendment No. 1 to Draft Registration Statement to disclose the personal guarantees by related parties for the short-term bank loans.

24. Please advise us whether any of your VIE contractual arrangements have or require corresponding spousal consents of the shareholders of the VIE.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have received all spousal consents  of the shareholders of the VIE.

Directors, page 112

25. We  note that you are not obligated to hold annual general meetings and that your directors are originally appointed for one year until the next annual meeting, if held. Please clarify whether your directors may remain in service without an election for longer than one year, and/or indefinitely if no annual meetings are held. Please clarify in your prospectus summary, page 102, and the risk factors section if it is possible that public investors may be unable to vote for directors if no annual general meetings are ever held.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised our disclosure on pages 106 and 118 in the Amendment No. 1 to Draft Registration Statement to clarify that each of our directors holds office until her or his successor is duly elected and qualified, or until her or his earlier death, resignation or removal. A director may be removed by ordinary resolution of our shareholders at any time. Also, we have revised page 106 and added a risk factor under the title “You may be unable to vote for directors if you hold insufficient shares to requisition a general meeting and no general meetings are otherwise convened by the board” on page 58 to clarify that it is possible that public investors may be unable to vote for directors if no annual general meetings are ever held.

Consolidated Financial Statements

Note. Summary of Significant Accounting Policies

(i) Revenue Recognition, page F-14

26. Please clarify your disclosures on page 85 that indicate the virtual content production contracts are primarily on a fixed price basis, payable on a milestone basis, which require you to perform services for visual effect design, content development, production and integration based on customers’ specific needs. In this respect, describe in greater detail how the virtual content production contracts are payable on a milestone basis. Explain why the revenue from virtual content production contracts are recognized as the performance obligation is satisfied at a point in time rather than over time. We refer you to paragraphs 23 through 30 of ASC 606-10-25.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we added the description of the details how the virtual content production contracts are payable on a milestone basis on page 88 in the Amendment No. 1 to Draft Registration Statement. Generally, majority of our virtual content production contacts are payable by two to four instalments as agreed with customers based on general industry practice: i) 50% of the total contract price as the deposit payable upon signing contact and 50% of the total contract price upon the production completion and acceptance by the customers; or ii) 20-30% of the total contract price as the deposit payable upon signing contact; 40%-60% of the total contact price payable during the production process or when the production nearly completed, which is normally collected in one or two payment terms; 20%-30% of the total contract price upon the production completion and acceptance by the customer.

We recognized the revenue from virtual content production contracts at point in time rather than over time based on the assessments in accordance with paragraphs 23 through 30 of ASC 606-10-25. The customer of the virtual content production contract can only obtain control of the produced virtual content after the project is completed. The Company satisfy its performance obligation at a point in time only when transfers the developed content to the customer. The virtual content are assets when they are developed by the Company. The Company can direct the use of the product and obtain substantially all of the remaining benefits of the asset. The customer can direct the use and obtain benefits of the assets only after the development completed and control transfer occurred from the Company upon acceptance by the customer. The customer does not simultaneously receive or consume the benefits provided by the Company’s performance as the Company performs. The customer can only benefit from the final output of the virtual content as delivered by the Company. The customer does not have control over the content as it is developed. The developed virtual content may be sold as digital assets by the Company and the payment collected in advance based on the contract upon each milestone would be refundable if the Company does not meet the customer’s needs or there is other default. Hence, none of the criteria of ASC 606-10-25-27 is met. The Company satisfied its performance obligation at a point in time rather than over time. We have also revised the disclosures of the accounting policy for the revenue from virtual content production contracts on page 75 and F-14 in the Amendment No. 1 to Draft Registration Statement.

27. We note from your disclosures on page 85 that you have developed business relationships with a number of brand owners and advertising channels while providing virtual technology services, and you are able to directly contact advertisers to complete the promotion services after you complete the advertisement production, at a competitive pricing. We further note from your disclosures on page 86 that you receive commissions from your customers based on specific action (i.e. cost per mile “CPM”) for online display. Please revise your revenue recognition policy to clarify how you recognize revenues when you directly provide digital marketing services. Please explain whether you control each of these services or goods before they are transferred to your customer. Provide us with your analysis of the principal versus agent considerations. We refer you to ASC 606-10-55-36 through 55-40.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we enter into all the digital marketing contracts with customers directly, pursuant to which we directly provide the advertisement production and promotion services to customers. The Company’s overall promise represents a combined output that is a single performance obligation; there is no multiple performance obligations. During the promotion stage, the Company engages third-party advising distributor to provide the promotion services on behalf of the Company. We have revised the revenue recognition policy to add the clarification on how we recognize revenue when we directly provide digital marketing services on page 75 and F-15 in the Amendment No. 1 to Draft Registration Statement.

28. You disclose for the contracts that involve the third-party advertising agencies, the Company considers itself as principal of the services as it has control of the specified services at any time before it is transferred to the customers and therefore, acts as the principal of these arrangements and reports revenue earned and costs incurred related to these transactions on a gross basis. Please explain why you control each of these services or goods before they are transferred to your customer. Provide us with your analysis of the principal versus agent considerations. We refer you to ASC 606-10-55-36 through 55-40.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we revised the disclosure to clarify that we would engage third-party advertising distributor while providing promotion services. We consider we are the principal of the advertising services for the consideration as follows.

The Company enters into digital marketing contracts with customers, pursuant to which the Company provides advertisement production and promotion services to customers. The Company produced the advertisement itself based on the customers’ needs with the advanced production experience and technology, which is the core and main part of the digital marketing services. The Company enters into the separate contracts with third-party advertising distributors, who will be acting on the Company’s behalf only whiling providing the promotion services. The Company has the latitude in select third party distributors. Our technology team monitors the traffic and analyses the results of the promotion and produces a traffic report to the customer. The Company’s operation staff ensure the customer’s expectation has been met at the end of the promotion cycle. The Company considers that both of the advertisement production and promotion services are highly interrelated and not separately identifiable. The Company’s overall promise represents a combined output that is a single performance obligation; there is no multiple performance obligations. The Company is primarily responsible for fulfilling the promise to provide the digital marketing services to the customers and to meet the acceptance criteria as agreed and specified in the contracts. Besides, the Company has discretion in establishing the price for the digital marketing services.

29. You disclose that the Company enters into copyright licensing contracts to authorize production rights, adaption rights, sublicense rights of licensed copyrights and digital assets with entertainment production companies and the licensing provides customers the right to use the Company’s IP as it exists and does not require ongoing maintenance or effort from the Company to assure the usefulness of the license. Please tell us how you considered the guidance in ASC 606-10-55-62.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that based on the Company’s assessment in accordance with ASC 606-10-55-62, the copyright licensing contracts grant the customers only the right to use the Company’s IP as it exists at the point in time since neither the criteria as stated in ASC 610-10-55-62 is met. The specific licensed copyrights and digital assets authorized to customers are all developed IP, which are unique and do not require ongoing maintenance or effort from the Company to assure the usefulness of the license. The Company is entitled to receive the license fee under the licensing arrangements and does not have any future obligation once it has provided the underlying IP content to the licensee. The Company may use such authorized assets as a base model to produce new digital assets, however, these customers will not be contractually or practically required to use them. We have revised the disclosure of accounting policy regarding revenue from digital asset development on page 76 and F-15 in the Amendment No. 1 to Draft Registration Statement.

(m) Research and development expenses, page F-16

30. We note that costs incurred for the internally developed IP of virtual content, scripts and digital assets are expensed when incurred and are included in the research and development expenses. Please tell us how you considered the guidance in ASC 350-40 and ASC 985-20.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we revised the accounting policy disclosure of research and development expense in accordance with the guidance in ASC 985-20 on page F-16 in the Amendment No. 1 to Draft Registration Statement to clarify that cost incurred for the internally developed IP of virtual content, scripts and digital assets to be licensed or sold during the planning and designing stage are expensed when incurred and are included in the research and development expenses. Costs incurred in the production phase subsequent to establishing technological feasibility of such IP are capitalized. During the fiscal years ended September 30, 2021 and 2020, as no such costs qualified for capitalization, all of the cost incurred for the internally developed IP of virtual content, scripts and digital assets to be licensed or sold are expensed.

General

31. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we do not have materials relating to written communications that we, or anyone authorized to do so on our behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act.

32. We note that one or more of your officers or directors are located in China. Please revise the risk factor at the bottom of page 40 address the difficulty of bringing actions against these individuals. Include a cross-reference to and corresponding disclosure in the “Enforceability of Civil Liabilities” section on page 59.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised the risk factor on page 42 in the Amendment No. 1 to Draft Registration Statement to address the difficulty of bringing actions against our officers or directors who are located in China and include a cross-reference to the disclosure in the “Enforceability of Civil Liabilities” section.

33. Please revise to include a more comprehensive discussion of the rules adopted by the SEC relating to the Holding Foreign Companies Accountable Act.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised on the cover page, pages 11 and 43 to include a more comprehensive discussion of the rules adopted by the SEC relating to the Holding Foreign Companies Accountable Act.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our outside securities counsel William S. Rosenstadt, Esq. or Mengyi “Jason” Ye, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal or jye@orllp.legal.

Very truly yours,

/s/ Haogang Yang
Name:	Haogang Yang
Title:	Chief Executive Officer